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                       [Salomon Brothers Inc Letterhead]





June 11, 1995



Moorco International Inc.
2800 Post Oak Boulevard
Suite 5701
Houston, TX 77056

Attention:  Members of the Board of Directors

Dear Sirs:

                 You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $.01 per share (including the associated Preferred Stock Purchase Rights) (the "Shares") of Moorco International Inc., a Delaware corporation (the "Company"), of the consideration to be received by such holders in connection with the proposed tender offer (the "Offer") by MII Acquisition Corp. ("Acquisition Sub"), a Delaware corporation and a subsidiary of FMC Corporation ("FMC"), pursuant to which all outstanding Shares will be purchased at a price equal to $28.00 per Share, in cash (the "Consideration"), and the proposed merger of Acquisition Sub with and into the Company (the "Merger"; together with the Offer, the "Transaction"), pursuant to which all Shares remaining outstanding after the consummation of the Offer (other than the Shares whose holders exercise their appraisal rights) will be converted into the right to receive an amount in cash equal to the Consideration, all pursuant to the Agreement and Plan of Merger to be dated as of June 11, 1995 (the "Merger Agreement") among the Company, FMC and Acquisition Sub.

                 In connection with rendering our opinion, we have reviewed and analyzed, among other things, the following: (i) a draft of the Merger Agreement in the form to be executed; (ii) certain publicly available business and financial information concerning the Company and FMC; (iii) certain internal information of the Company, primarily financial in nature (including projections, forecasts and analyses prepared by or on behalf of
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Moorco International Inc.
Page 2
June 11, 1995



the Company's management), concerning the business, assets, liabilities, operations and prospects of the Company, furnished to us by the Company for purposes of our analysis; (iv) certain publicly available and other information concerning the trading of, and the trading market for, the Shares; (v) the nature and terms of certain recent transactions which we believe to be reasonably comparable to the Transaction or otherwise relevant to our inquiry; and (vi) certain publicly available information with respect to other companies that we believe to be relevant or comparable in certain respects to the Company or one or more of its businesses or assets and the trading markets for certain of such other companies' securities. In addition, we have taken into account various discussions with third parties with respect to such third parties' potential interest in the acquisition of all or part of the Company or other strategic transactions involving the Company. We have also met with certain officers and employees of the Company to discuss the foregoing as well as other matters we believe relevant to our inquiry. We have taken into account our assessment of general economic, market and financial conditions and our experience in securities valuation generally. We have also considered such other information, financial studies, analyses, investigations and financial, economic, market and trading criteria that we considered relevant to our inquiry.

                 In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to, reviewed for or discussed with us or publicly available, and have not assumed any responsibility for independent verification of any such information. We have also relied upon the reasonableness and accuracy of the financial projections, forecasts and analyses provided to us and we have assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgment of the Company's management, and we express no opinion with respect to such forecasts, projections and analyses or the assumptions on which they are based. We have not made or obtained any independent evaluations or appraisals of any of the Company's assets, properties or facilities, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon business, market, economic and other conditions and circumstances as they exist on, and can be evaluated as of, the date hereof and does not address the Company's underlying business decision to effect the Transaction or constitute a recommendation to any holder of Shares as to whether such holder should tender Shares in the Offer or as to how such holder should vote with respect to the Merger.
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Moorco International Inc.
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June 11, 1995


                 As you are aware, Salomon Brothers Inc has acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services. Additionally, Salomon Brothers Inc is currently engaged by the Company to render financial advisory and investment banking services (including with respect to the Company's publicly announced proposal to acquire Daniel Industries, Inc.) and has received, and would under certain circumstances receive, fees for the rendering of such services. In addition, in the ordinary course of our business we may actively trade the debt on equity securities of the Company and FMC for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

                 Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Shares (other than FMC) in connection with the Transaction is fair to such holders from a financial point of view.

                                            Very truly yours,



                                            SALOMON BROTHERS INC